UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

China Kanghui Holdings (the “Issuer”)

(Name of Issuer)

Ordinary Shares* American Depositary Shares

(Title of Class of Securities)

16890V100**

(CUSIP Number)

March 19, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing six ordinary shares.
**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16890V100	Page 2 of 5

1	NAMES OF REPORTING PERSONS Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,114,314[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,114,314[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,114,314[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Includes (i) 11,742,290 ordinary shares and 369,737 ADSs representing 2,218,422 ordinary shares, , (ii) 2,399,660 ordinary shares and 75,559 ADSs representing 453,354 ordinary shares and (iii) 1,093,930 ordinary shares and 34,443 ADSs representing 206,658 ordinary shares held by IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P., respectively. Each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is controlled by its general partner IDG-Accel China Growth Fund Associates L.P., which in turn is controlled by its general partner IDG-Accel China Growth Fund GP Associates Ltd. The two directors of IDG-Accel China Growth Fund GP Associates Ltd. are Chi Sing Ho and Quan Zhou, who jointly control voting and investment power over the ordinary shares owned by IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. IDG-Accel China Investors L.P. is controlled by IDG-Accel China Investors Associates Ltd., its general partner. The two directors of IDG-Accel China Investors Associates Ltd. are Chi Sing Ho and Quan Zhou, who jointly control voting and investment power over the ordinary shares owned by IDG-Accel China Investors L.P.

[2]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on March 19, 2012.

CUSIP No. 16890V100	SCHEDULE 13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

China Kanghui Holdings

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

No.1-8 Tianshan Road, Xinbei District, Changzhou Jiangsu Province 213022, People’s Republic of China

Item 2	(a)	Name of Person Filing:

Chi Sing Ho

On March 19, 2012, Chi Sing Ho replaced Patrick J. McGovern as one of the two directors of IDG-Accel China Growth Fund GP Associates Ltd., and replaced James W. Breyer as one of the two directors of IDG-Accel China Investors Associates Ltd. Each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is controlled by its general partner IDG-Accel China Growth Fund Associates L.P., which in turn is controlled by its general partner IDG-Accel China Growth Fund GP Associates Ltd. IDG-Accel China Investors L.P. is controlled by its general partner IDG-Accel China Investors Associates Ltd. IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., and IDG-Accel China Investors L.P. are the record owners of the ordinary shares and ADSs of the Issuer reported in this filing. The other director of IDG-Accel China Growth Fund GP Associates Ltd. and IDG-Accel China Investors Associates Ltd. is Quan Zhou, who jointly control voting and investment power over these shares reported in this filing with Chi Sing Ho. Each of Chi Sing Ho and Quan Zhou disclaims the beneficial ownership of the shares reported in this filing except to the extent of his pecuniary interest therein.

Quan Zhou, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG-Accel China Investors L.P., IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., and IDG-Accel China Investors Associates Ltd. previously jointly filed a Schedule 13G in relation to the ordinary shares reported in this filing on February 8, 2011, which was last amended on February 3, 2012.

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

For reporting person: c/o IDG VC Management Ltd. Unit 1509, The Center 99 Queen’s Road Central, Hong Kong

Item 2	(c)	Citizenship

Chi Sing Ho is a citizen of Canada.

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value $0.001 per share American Depository Shares, each representing six ordinary shares

Item 2	(e)	CUSIP Number:

16890V100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 16890V100	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

The information for reporting person contained in Items 5-11 of the cover page is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16890V100	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2012

CHI SING HO

/s/ Chi Sing Ho